UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Evolution Devices, Inc.

Legal status of Issuer:

        Form:

        Corporation

        Jurisdiction of Incorporation/Organization:

        Delaware

        Date of Organization:

        July 18, 2017

Physical Address of Issuer:

2150 Shattuck Avenue, PH, Berkeley, CA 94704, United States

Website of Issuer:

www.evolutiondevices.com

Current Number of Employees:

7

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$105,071	$329,586
Cash & Cash Equivalents	$98,778	$319,820
Accounts Receivable	$0	$0
Short-term Debt	$18,567	$59,340
Long-term Debt	$0	$115,165
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(238,656)	$(79,387)

Table of Contents



April 22, 2022

Evolution Devices, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Evolution Devices, Inc. ("**EDI,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.evolutiondevices.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 22, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Pierluigi Mantovani

(Signature)

Pierluigi Mantovani

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Pierluigi Mantovani

(Signature)

Pierluigi Mantovani

(Name)

Director

(Title)

April 22, 2022

(Date)

/s/ Juan Rodriguez

(Signature)

Juan Rodriguez

(Name)

Director

(Title)

April 22, 2022

(Date)

Instructions.

1.		The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.		The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 22, 2022

Evolution Devices, Inc.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Evolution Devices, Inc. is a medical technology company which creates medical devices for restoring walking and preventing falls. The devices are used in combination with a remote physical therapy platform enabled by an artificial intelligence powered wearable muscle stimulation device. The Company was incorporated in Delaware as a corporation on July 18, 2017. The Company was originally incorporated under the name Foot++, Inc. and changed its name to Evolution Devices, Inc. on September 27, 2019.

The Company is located at 2150 Shattuck Avenue, PH, Berkeley, CA 94707, United States.

The Company's website is www.evolutiondevices.com.

The Company is headquartered and qualified to conduct business in California. The Company also sells its products through the Internet and throughout the United States.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

EDI's mission is to create accessible and innovative technology to assist and enhance movement and mobility. The Company is initially focusing on restoring walking and preventing falls, a problem that affects 36+million people worldwide (https://www.cdc.gov/injury/features/older-adult-falls/index.html) and costs the U.S. over $50B in healthcare costs each year (https://www.cdc.gov/homeandrecreationalsafety/falls/data/fallcost.html). The Company's EvoWalk platform is a remote physical therapy platform enabled by an artificial intelligence-powered wearable muscle stimulation device. The Company has seen up to a 10x increase in steps per day and drastic fall risk improvement in our pilot studies with people living with walking issues due to neurological impairments. We expect our product to be considered a Class II medical device which will require FDA 510(k) clearance; however, the FDA may determine that our medical device requires FDA approval instead of FDA clearance. We expect to apply for FDA 510(k) clearance in Q3 2021 and, assuming the FDA treats our product as a Class II medical device, aim to market our product in Q4 2021 or Q1 2022, depending upon the FDA's response to our submission, which we cannot predict the timing. In the future, we plan on using our proprietary software and data collection to expand our services to all types of therapy, thereby expanding our movement and mobility ecosystem.

The Company consists of an award-winning team of neuroscientists, medical device engineers and neuro physical therapists backed by the Toyota Mobility Foundation, the National Science Foundation and NIH TREAT. The Company has also received support from the Alchemist Accelerator Program, one of the leading startup accelerator programs in the world.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's business was adversely affected in 2020 related to the COVID-19 crisis. The crisis caused overall delays in the global supply chain leading to delays in the Company's progress towards achieving certain milestones, such as hardware, software and clinical studies, among others. Conditions have eased in 2021. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our business.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 11,000,000 shares of common stock, of which 10,262,041 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

In particular, we are dependent on Pierluigi Mantovani, our CEO and Co-Founder, and Juan Rodriguez, our CTO and Co-Founder. The Company does not have employment agreements with Mr. Mantovani or Mr. Rodriguez, and there can be no assurances that it will do so or that either or both executives will continue to be employed by the Company for a particular period of time. The loss of Mr. Mantovani or Mr. Rodriguez, or any key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions, solutions or technology. In addition, bringing new products, solutions or technology to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends, or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security, such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud, could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We must obtain FDA clearance or approval before we can sell any of our products in the United States. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our products if such clearance or approval is denied or delayed.

The development, manufacture and marketing of our products are subject to government regulation in the United States. We expect our current product to be considered a Class II medical device which will require 510(k) clearance from the U.S. Food and Drug Administration ("FDA"). The FDA could determine that our current product must obtain FDA approval rather than FDA clearance which would require additional costs and result in delays in marketing our product, both of which could have a material impact to us. Additionally, if the FDA grants regulatory clearance or approval of our product(s), the clearance or approval may be limited to specific indications or limited with respect to its distribution. Further, expanded or additional indications for cleared or approved devices may not be cleared or approved by the FDA, which could limit our potential revenues. Finally, even if we believe that preclinical and clinical data are sufficient to support regulatory clearance or approval for our product(s), the FDA may not ultimately grant clearance or approval for commercial sale. If our product(s) are not cleared or approved, our ability to generate revenues will be limited and our business will be materially adversely affected.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the FDA will review and approve the sale of our products. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

**BUSINESS**

Description of the Business

EDI's mission is to create accessible and innovative technology to assist and enhance movement and mobility. The Company is initially focusing on restoring walking and preventing falls, a problem that affects 36+million people worldwide (https://www.cdc.gov/injury/features/older-adult-falls/index.html) and costs the U.S. over $50B in healthcare costs each year (https://www.cdc.gov/homeandrecreationalsafety/falls/data/fallcost.html). The Company's EvoWalk platform is a remote physical therapy platform enabled by an artificial intelligence-powered wearable muscle stimulation device. The Company has seen up to a 10x increase in steps per day and drastic fall risk improvement in our pilot studies with people living with walking issues due to neurological impairments. We expect our product to be considered a Class II medical device which will require FDA 510(k) clearance; however, the FDA may determine that our medical device requires FDA approval instead of FDA clearance. We expect to apply for FDA 510(k) clearance in Q3 2021 and, assuming the FDA treats our product as a Class II medical device, aim to market our product in Q4 2021 or Q1 2022, depending upon the FDA's response to our submission, which we cannot predict the timing. In the future, we plan on using our proprietary software and data collection to expand our services to all types of therapy, thereby expanding our movement and mobility ecosystem.

The Company consists of an award-winning team of neuroscientists, medical device engineers and neuro physical therapists backed by the Toyota Mobility Foundation, the National Science Foundation and NIH TREAT. The Company has also received support from the Alchemist Accelerator Program, one of the leading startup accelerator programs in the world.

Business Plan

The Company's first priority is obtaining FDA approval for its product. It also plans to significantly expand its business by increasing sales and marketing and investing in technology and product development.

The Company's Products and/or Services

Product / Service	Description	Current Market
EVOWALK	The EvoWalk is a revolutionary muscle stimulator that uses cutting-edge machine learning and motion tracking technologies to treat walking impairments and enable remote physical therapy. The EvoWalk's stimulation timing controller is based on artificial intelligence that adapts to a wide variety of gaits (e.g. different people, terrains, speeds, and activities).	Direct to consumer market, focused on people living with foot drop due to a stroke, multiple sclerosis, spinal cord injury, cerebral palsy or other neurological impairments.
EVOVISION	The EvoVision is a markerless motion capture system that uses multiple web-cameras to track kinematics (e.g. joint positions and angles) and gait metrics (e.g. step length) quickly and reliably. Over the past 3 years, Evolution Devices has used this system to process over 20 hours (~72,000 steps) of kinematic data synced	The EvoVision is currently in the R&D phase, and was awarded a Phase 1 NSF Grant to continue development for eventual use at Children's Hospitals and Physical Therapy Centers.

	with wearable data from over 30 subjects representing the breadth of mobility health.	

Competition

The markets in which our products are sold are highly competitive. There are no current companies to our knowledge that have created a therapeutic device to rehab neurological walking impairments and have combined it with neuro-physical therapy to offer a full-service digital health solution. In the foreseeable future, the Company anticipates competition with a large musculoskeletal virtual therapy provider, like Hinge Health or Omada Health. Large orthotics companies may also attempt to compete, although their expertise is in providing bracing and they do not use technology and software applications that enable physical therapy in order to develop fluidity of movement. Apple and Google both provide activity tracking and fall detection but do not provide therapy services. We believe our closest bracing-oriented competitors are Bioness and Walkaide, which are functional electrical stimulation devices based on technology that does not collect detailed walking metrics that can be used to improve remote care. These devices are also expensive and difficult for consumers to purchase.

Customer Base

The Company's customer base consists of the direct-to-consumer market with a focus on people living with foot drop due to a stroke, multiple sclerosis, spinal cord injury, cerebral palsy or other neurological impairments. There are about 700,000 stroke survivors each year in the U.S. and about half suffer from walking impairments. The majority of multiple sclerosis patients also have walking impairments. Both of these groups make up a majority of our target consumer. Stroke survivors are typically 55+ years old, and multiple sclerosis patients are typically 35+.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate providers in the event its current third-party vendors are unable to provide products or services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
88808075	EVOWALK	Standard Character Mark	February 24, 2020	August 11, 2020	USA

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
16/730,666	"Device and System for Real-Time Gait Modulation and Methods of Operation Thereof"	Utility Patent	December 30, 2019	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the evolutiondevices.com, evorehabpt.com and evorehab.co domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to, and affected by, the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the FDA oversees the Company's products. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Pierluigi Mantovani	CEO, Co-Founder and Director	CEO, Co-Founder and Director of Evolution Devices, Inc., 2018- Present Oversee company vision and mission. Fundraise, lead company meetings and board meetings	University of California, Berkeley, B.A., Cognitive Science, 2015
Juan Rodriguez	CTO, Co-Founder and Director	CTO, Co-Founder and Director of Evolution Devices, Inc., 2018- Present Leads Engineering design and development vision, leads engineering meetings, and leads manufacturing strategy	University of California, Berkeley, B.S., Electrical Engineering and Computer Science, 2017
Pierre Karashchuk	Chief Scientific Officer and Co-Founder	CSO and Co-Founder at Evolution Devices Inc., 2018 - Present Leads vision for scientific research, algorithm development, and data acquisition strategies PhD Student, University of Washington 2017 - Present, Computational Neuroscience	University of California, Berkeley, BA Statistics, Computer Science, 2016
Dr. Andrew Ekelem	Chief Product Officer	CPO, Evolution Devices, Inc., 2019 - Present Leads product design and development, customer success, and FDA and regulatory development PhD Student, Vanderbilt University Aug 2013 to Sept 2018, Biomedical Engineering	University of California Berkeley B.S., BioEngineering, 2012; Vanderbilt University, Doctorate of Mechanical Engineering, 2018
Lisa Donahue	Director of Clinical Services	Director of Clinical Services, Evolution Devices, Inc., 2020 – Present Responsible for clinical operations PRN Physical Therapist, Sante Skilled Nursing and Rehabilitation Center, 2019- 2020 Evaluated and treated patients recovering from hospital stays to prepare them to transfer out of the facility to home.	University of Texas Southwestern Medical Center for Allied Health, Master of Physical Therapy, 2007; Texas Tech University, B.S., Exercise and Sport Sciences, 2005

Biographical Information

Pierlugi Mantovani: Pierluigi oversees company vision and mission, fundraising, and leads company and board meetings. He is a healthcare entrepreneur and former Neuroscience researcher at UCSF. Pierluigi received his B.A. in Cognitive Science from UC Berkeley and was inspired to launch the Company to help his father who struggles with Multiple Sclerosis. He has successfully raised over $1.2M in funding and grants from NIH, NSH and Toyota Mobility Foundation to research, produce, and commercialize the Company's technology.

Juan Rodriguez: Juan leads the technical development at the Company. He is an electrical engineer and computer scientist. He received his B.S. in Electrical Engineering and Computer Science from UC Berkeley. He performed research at Princeton University where he helped with the development of a large-scale strain sensing system that could be used for health monitoring and to integrate into IoT and smart buildings. Juan has experience as a firmware engineer at Maxim Integrated and a Hardware Engineer at Kiwi Robots where he worked on autonomous delivery robots. Additionally, Juan has a personal interest in creating technologies that restore and enhance human capability after his grandfather lost mobility on the right side of his body due to a brain tumor.

Pierre Karashchuk: Pierre leads the machine learning and computer vision development at the Company. He received his B.A. in Statistics and Computer Science from UC Berkeley and is completing his Ph.D. in Computational Neuroscience at the University of Washington. Previously, Pierre has patented work as part of algorithm development for Advanced Siri at Apple, and has presented his work in Brain-Computer interfaces at the Exploratorium.

Andrew Ekelem: Andrew has led numerous biomechanical gait analysis studies to validate the efficacy of mobility technology including the Indego medical exoskeleton (Parker-Hannifin) and custom functional electrical stimulation interventions within the Center for Intelligent Mechatronics at Vanderbilt University. Dr. Ekelem has a unique customer perspective and personal investment in advancing rehabilitation technology due to personal experience with paralysis caused by a spinal cord injury.

Lisa Donahue: Lisa Donahue is a physical therapist with over 12 years of experience in a variety of clinical settings. She received her B.A. in Exercise and Sport Sciences from Texas Tech University, her Master's in Physical Therapy from the University of Texas Southwestern Medical Center, and her Neurologic Clinical Specialist certification from the American Board of Physical Therapy Specialists in 2016. Lisa is passionate about fostering the advancement of physical therapy and her in-depth clinical knowledge brings efficiency towards development activities.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 11,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") Additionally, the Company has established the 2018 Stock Plan for which 2,880,000 shares of Common Stock are authorized for issuance thereunder. At the filing of this Form C-AR, 10,270,000 shares of Common Stock are issued and outstanding. Additionally, the Company has 712,041 shares of Common Stock available for issuance under the 2018 Stock Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,270,000*
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*Of this amount, 2,160,000 shares of Common Stock were issued under the Company's 2018 Stock Plan, of which a portion remain subject to vesting requirements.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$401,375
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap and Discount (1)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

(1) SAFEs have been issued as follows:
   a. $25,000 invested with a $2.5 million valuation cap and a 20% discount;
   b. $171,375 invested with a $6 million valuation cap and a 15% discount;
   c. $20,000 invested with a $8 million valuation cap and a 20% discount;
   d. $110,000 invested with a $8 million valuation cap and a 15% discount; and
   e. $75,000 invested with a $10 million valuation cap and a 20% discount.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$245,891
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

The Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$103	10,270,000*	N/A	Various dates between 2018 and 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$401,375	13	Research & Development and General Working Capital	June 12, 2018; November 19, 2019; December 10, 2019; December 20, 2019; September 17, 2020; September 24, 2020; October 5, 2020; October 21, 2020; February 2, 2021; February 19, 2021; October 28, 2021; February 17, 2022	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$245,891	485	Research & Development and General Working Capital	January 1, 2022	Reg. CF

*Of this amount, 2,160,000 shares of Common Stock were issued under the Company's 2018 Stock Plan, of which a portion remain subject to vesting requirements.

See the sections titled "*Capitalization*" and "*Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Pierluigi Mantovani	3,700,000 shares of Common Stock	36.03%
Juan Rodriguez	3,300,000 shares of Common Stock	32.13%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Evolution Devices, Inc. (the "**Company**") was incorporated on July 18, 2017 under the laws of the State of Delaware, and is headquartered in Berkeley, CA. The Company changed its name from Foot++, Inc. on September 27, 2019.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $197,664 in cash and cash equivalents, leaving the Company with approximately 4 months of runway.

Liquidity and Capital Resources

In January 2022, the Company completed an offering pursuant to Regulation CF and raised $245,891.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 22, 2022

Evolution Devices, Inc.



Evolution Devices, Inc.

Unaudited financial statements
for the years ended December 31, 2021, and 2020.

With independent accountant's compilation report

Evolution Devices, Inc.
Balance sheets
December 31, 2021, and 2020

	2021	2020
	(In US$)	
Assets		
Current assets		
Cash and cash equivalents	98,778.81	319,820.02
Prepaid expenses	4,243.18	2,775.47
Other current assets	100.68	3,350.60
Total current assets	103,122.67	325,946.09
Non-current assets		
Property and equipment	1,949.00	3,640.54
Total non-current assets	1,949.00	3,640.54
Total assets	105,071.67	329,586.63
Liabilities and stockholders' equity		
Liabilities		
Current liabilities		
Loans	12,042.08	53,319.43
Other current liabilities	6,525.41	6,020.79
Total current liabilities	18,567.49	59,340.22
Non-current liabilities		
Deferred grant	-	115,165.13
Total non-current liabilities	-	115,165.13
Total liabilities	18,567.49	174,505.35
Stockholders' equity		
Common stock	102.70	102.62
Additional paid-in capital	7.98	7.98
Additional paid-in capital SAFEs	421,454.15	251,375.00
Accumulated deficit	(335,060.66)	(96,404.32)
Total stockholders' equity	86,504.18	155,081.28
Total liabilities and stockholders' equity	105,071.67	329,586.63

Evolution Devices, Inc.
Statements of income
December 31, 2021, and 2020

	2021	2020
	(In US$)	
Revenue		
Revenue	-	-
Total revenue	-	-
Operating expenses		
Payroll expenses	383,699.04	264,245.34
General and administrative	95,923.09	66,271.96
Consultants and contractors	35,241.14	61,312.75
Depreciation	1,691.54	980.11
Operating expenses	516,554.81	392,810.16
Operating income (loss)	(516,554.81)	(392,810.16)
Non-operating income (expenses)		
Grant Income	185,165.13	314,236.52
Other Income	94,525	16.06
State taxes	(2,073.00)	(549.00)
Interest expense, net	281.35	(281.35)
Non-operating income	276,206.94	312,422.23
Net income (loss)		
Net income (loss)	(238,656.33)	(79,387.93)

Evolution Devices, Inc.
Statements of changes in stockholders' equity
December 31, 2021, and 2020

	Common stock		Additional paid-in capital	Additional paid-in capital SAFEs	Accumulated deficit	Total stockholders' capital
	Shares	Amount				
			(In US$, except for shares)			
Beginning balance, January 1, 2020	10,042,041	100.42	7.98	166,375.00	(17,016.39)	149,467.01
Issued shares	220,000	2.20	-	-	-	2.20
Additional paid-in capital SAFEs	-	-	-	85,000.00	-	85,000.00
Net loss	-	-	-	-	(79,387.93)	(79,387.93)
Ending balance, December 31, 2020	10,262,041	102.62	7.98	251,375.00	(96,404.32)	155,081.28
Issued shares	7,959	0.08	-	-	-	0.07
Additional paid-in capital SAFEs	-	-	-	170,079.15	-	170,079.15
Net loss	-	-	-	-	(238,656.33)	(238,656.33)
Ending balance, December 31, 2021	10,270,000	102.70	7.98	421,454.15	(335,060.65)	86,504.18

Evolution Devices, Inc.
Statements of cash flows
December 31, 2021, and 2020

	2021	2020
	(In US$)	
Cash flows from operating activities		
Net income (loss)	(238,656.33)	(79,387.93)
Adjustments to reconcile net income (loss) to net cash provided by operations		
Depreciation expenses	1,691.54	980.11
Decrease in assets		
Prepaid expenses	(1,467.71)	(2,554.87)
Other current assets	3,252.20	(3,252.20)
Increase in liabilities		
Loans	40,119.51	48,417.00
Other current liabilities	(655.50)	653.50
Deferred grant	(115,165.13)	38,253.48
Cash provided by operating activities	(391,120.44)	3,109.09
Cash flows from investing activities		
Cash used for property and equipment	-	(3,106.3)
Cash used for investing activities	-	(3,106.3)
Cash flows from financing activities		
Common stock	0.08	2.20
Additional paid-in capital	-	-
Additional paid-in capital SAFEs	170,079.15	85,000.00
Cash provided by financing activities	170,079.23	85,002.20
Net increase in cash	(221,041.21)	85,004.96
Cash at beginning of year	319,820.02	234,815.06
Cash at end of year	98,778.81	319,820.02

Evolution Devices, Inc.
Notes to the financial statements
December 31, 2021, and 2020

1. Nature of operations

Evolution Devices, Inc.; formerly Foot++, Inc.; (the "company") was incorporated in Delaware on July 16, 2017. The company provides and develops neuro-rehabilitative technologies to restore mobility for conditions caused by neurological impairments. Through its devices, the company utilizes machine learning and motion tracking technologies to treat walking impairments and enable remote physical therapy.

2. Summary of significant accounting policies

Basis of presentation
The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). The accompanying unaudited financial statements do not include all the information and notes required by GAAP to be considered complete financial statements. In the management's opinion, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Fiscal year
The company operates on a December 31st year-end.

Going concern
The financial statements are prepared on a going concern basis. The company's ability to continue depends on management's plans to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the company is not able to continue as a going concern.

Use of estimates
The preparation of the financial statement in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the data reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and uncertainties
The company has a limited operating history. The company's business and operations are sensitive to general business and economic conditions in the United States. Several factors beyond the company's control may cause fluctuations in these conditions.

The COVID-19 Pandemic has negatively impacted the macroeconomic environment in the U.S. and globally. This business, in particular, has been affected - including its operations and financial condition. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the financial statements estimates, particularly those that require consideration of forecasted financial information.

Evolution Devices, Inc.
Notes to the financial statements
December 31, 2021, and 2020

The magnitude of the impact that COVID-19 has on the business going forward will depend on numerous evolving factors that we may not accurately be able to predict or control - including the duration and extent of the pandemic; the impact of federal, state, local, and foreign governmental actions; changes in consumer behavior in response to the pandemic and such governmental actions; and economic and operating conditions faced in the pandemic's aftermath.

Cash and cash equivalents
The company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the company held no cash equivalents. As of December 31, 2021, and 2020, the company had $98,778.81 and $ 319,820.02 of cash on hand, respectively.

Prepaid expenses
Prepaid expenses are mainly represented by subscriptions to recurring services. Such subscriptions are expensed as incurred.

Other current assets
Other current assets are represented by shareholders' debt as a result of share acquisition of $100.68 and $3,350.60 for the years ended as of December 31, 2021, and 2020.

Property and equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Property and equipment are depreciated in three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The company reviews the carrying amount of property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Property and equipment consisted of the following as of December 31, 2021, and 2020:

	2021	2020
	(In US$)	
Computer equipment	5,680.84	5,680.84
Accumulated depreciation	(3,731.84)	(2,040.30)
Book value	1,949.00	3,640.54

8

Fair value measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue recognition
Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. The company is in the process of obtaining FDA clearance to begin production of devices and subsequently generate revenue.

Income taxes
The company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company has sustained net operating losses since its inception. Net operating losses will be carried forward to reduce taxable income in future years due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards. Under current law, net operating losses may be carried forward indefinitely.

The company is subject to franchise and income tax filing requirements in the states of Delaware and California.

Concentrations of credit risk
From time to time, cash balances held at a major financial institution may exceed federally insured limits of $250,000. Management believes that their financial institution is financially sound and that their risk of loss is low.

Evolution Devices, Inc.
Notes to the financial statements
December 31, 2021, and 2020

New accounting pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) and other standard-setting bodies and adopted by the company as of the specified effective date. Unless otherwise discussed, the company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

3. Loans

Loans consisted of the following as of December 31, 2021, and 2020:

	2021	2020
	(In US$)	
Credit cards	12,042.08	11,123.08
Paycheck Protection Program (PPP) loan		
Principal		41,915.00
Interest		281.35
Total PPP loan		42,196.35
Total loans	12,042.08	53,319.43

Credit cards
Credit cards accrue interest at a market rate.

PPP loan
In 2020, the company received loan proceeds of $41,915.00 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of both loans has forgiven one in August and second in Dec 2021.

The PPP loan is evidenced by a promissory note, between the company, as the borrower, and the Small Business Administration ("SBA"), as the lender. The interest rate on the note is 0.98% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the note.

The company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP loan, the company must request forgiveness and must provide satisfactory documentation in accordance with applicable SBA guidelines. Interest payable on the note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the note. The company will be obligated to repay any portion of the principal amount of the note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

4. Other current liabilities

Other current liabilities consisted of the following as of December 31, 2021, and 2020:

	2021	2020
	(In US$)	
Due to stockholders	5,365.29	5,365.29
Other accounts payable/liabilities	1,160.12	655.50
Total other current liabilities	6,525.41	6,020.79

Due to stockholders includes operating expenses that stockholders incurred on behalf of the company in prior years. These payments have no interest rate or specified maturity date.

5. Grants

During 2021, and 2020 the company received grants totaling $199,990.00 to develop devices.

These grants were subject to conditions and satisfaction of legal and regulatory requirements in order to complete milestones. The company assessed that there is reasonable assurance that it will comply with the conditions attached to the grant. Grant income is recognized in the income statements on a systematic basis over the period established by the grant conditions.

As of December 31, 2021, and 2020, the company recognized grants income of $185,165.13 and $314,236.52, respectively; and non-current liabilities include $115,165.13 of unrecognized grant income for 2020.

6. Equity

Common stock
Under the articles of incorporation, the total number of common shares of stock that the company shall have the authority to issue is 11,000,000 shares, at a value of $0.00001 per share. As of December 31, 2021, and 2020, the company has issued common stock shares of 10,270,000 (equivalent to $102.70) and 10,262,041 (equivalent to $102.62), respectively.

Stock option plan
As of December 31, 2020, the company has authorized an additional 2,880,000 common stock shares as part of its stock option plan.

Additional paid-in capital.
As of December 31, 2021, and 2020, the company maintained $7.97 of additional paid-in capital from Alchemist Accelerator.

Additional paid-in capital SAFEs
During the years ended December 31, 2021, and 2020, the company entered into various SAFE notes with third parties. These notes have no maturity date and a discount rate ranging from 80% to 85%. The terms of the agreements provide investors the right to future equity in the company. The valuation caps on the agreements entered into range from $2,500,000.00 to $8,000,000.00.

7. Subsequent events

PPP Loan
In February 2021, the company received loan proceeds of $52,610.00 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. As the loan was requested after June 5, 2020, such PPP loan and accrued interests have a five-year maturity and are forgivable within a period of twenty-four weeks after the loan disbursement by the lender, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities and maintains its payroll levels. The amount of both loans has forgiven one in August and second in Dec 2021.

SAFE notes
In February 2021, the company entered into two SAFE notes with third parties for $170,079.15. These notes have no maturity date and a discount rate of 85%. The terms of the agreements provide investors the right to future equity in the company. The valuationcaps of the agreements entered into are $8,000,000.00.

Grants
In August 2021, the company received a grant of $45,000.00 to develop devices. This grant is subject to conditions, including satisfaction of legal and regulatory requirements and completion of appropriate milestones. The company assessed that there is reasonable assurance that it will comply with the conditions attached to the grant.

Crowdfunding offering
The company is offering (the "crowdfunded offering") up to $1,070,000.00 in Simple Agreements for Future Equity (SAFEs). The company is attempting to raise at least a minimum of $25,000.00 and at most a maximum of $1,070,000.00 in this offering. The company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended in order to receive any funds.

The crowdfunded offering is being made through OpenDeal Inc. (the "intermediary" aka "Republic" or "Republic.co"). The intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in the offering.

Management's Evaluation
Management has evaluated subsequent events through July 20th, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.